BLUE RIDGE BANKSHARES INC.

October 29, 2019

BY EDGAR TRANSMISSION

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	Blue Ridge Bankshares Inc.
Registration Statement on Form S-4
File No. 333-233148

Dear Mr. Lin:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Blue Ridge Bankshares Inc. (the “Company”) hereby requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective under the Securities Act at 3:00 p.m., Eastern Time, on Thursday, October 31, 2019, or as soon thereafter as practicable.

Please contact Scott H. Richter of Williams Mullen at (804) 420-6221 with any questions you may have concerning this request, and please notify him when this request for acceleration has been granted. Thank you for your assistance.

Very truly yours,

/s/ Brian K. Plum
Brian K. Plum
President and Chief Executive Officer